Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Dear Airport Directors,

As a valued business partner, we want you to be among the first to know our exciting and historic news as American Airlines and US Airways announce plans to create the new American Airlines together.

The combined company will retain the iconic, globally recognized American Airlines brand, and together we will provide customers with access to more choices and increased service across the combined company’s larger worldwide network, while also offering significant benefits to the communities we serve.

The combined airline joins two complementary networks, and together we will be better equipped to offer our customers an expanded global network with more than 6,700 daily flights to 336 destinations in 56 countries by maintaining all the hubs currently served by both airlines. We will become the largest airline in the world and a highly competitive alternative for consumers to other global carriers. We’ll also have expanded opportunities across the globe that come through an enhanced oneworld® Alliance.

What This Means for Your Community

The new American will be headquartered in Dallas-Fort Worth with a significant corporate and operational presence in Phoenix. The combined company is expected to maintain all hubs currently served by American Airlines and US Airways, with increased service to existing markets and service to new cities. We expect that the new American will provide the most service in the East Coast and Central regions of the U.S., and to expand its presence and further strengthen its network on the West Coast.

For our people and communities we serve, this is great news. This merger is about the opportunities to grow revenues and create more opportunities for employees as the combined airline flies more people to more places.

Combining American and US Airways into one airline will allow for financial stability and the opportunity for growth, ultimately resulting in an industry-leading travel experience for all customers.

What Happens Next

As we work toward completing the transaction, it remains business as usual at American and US Airways and the airports we serve – nothing will immediately change. At this time, the airlines will operate as two separate carriers flying intended schedules as they do today. We expect the process to be completed in the third quarter of 2013. In the meantime, we invite you to visit a new joint website launched by the airlines at www.newAmericanarriving.com.com to keep up with the progress as we build the new American.

Both American and US Airways are marked by our proud past and look forward to our bright future. Both companies share the same goal – to focus on better serving communities like yours and those around the world. Together, we are one step closer to achieving that goal.

We are excited about what’s ahead and hope you are too. Thank you for your commitment to the communities we serve.

Sincerely,

Kevin Cox	Mike Minerva
American Airlines	U.S. Airways
Vice President—Real Estate	Vice President—Legal & Governmental Affairs

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement, prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.